Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262466

Prospectus

American Virtual Cloud Technologies, Inc.

3,778,635 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders of up to an aggregate of 3,778,635 shares of common stock, par value $0.0001 per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc. (“AVCT,” “we,” “us” or the “Company”). The shares of Common Stock offered for sale by such selling stockholders consist of shares of Common Stock issuable upon exercise of the Monroe Warrants (as defined below).

We are registering these shares on behalf of the selling stockholders, to be offered and sold by them from time to time, to satisfy certain registration rights that we have granted to the selling stockholders. The selling stockholders identified in this prospectus, or their respective transferees, pledgees or donees, or their respective successors, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may resell the shares of common stock directly or through one or more underwriters, broker-dealers or agents. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 7. For a list of the selling stockholders, see the section entitled “Selling Stockholders” on page 5.

Our registration of the shares of Common Stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. No underwriter or other person has been engaged to facilitate the sale of the shares in this offering. The selling stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of shares of our Common Stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “AVCT.” The last reported sale price of our Common Stock on January 31, 2022 was $1.26 per share.

Investing in our securities involves certain risks. See the risk factors in our most recent Annual Report on Form 10-K/A filed on May 14, 2021, which is incorporated by reference herein, as well as in any other recently filed quarterly or current reports.  We urge you to carefully read this prospectus, together with the documents we incorporate by reference, describing the terms of these securities before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 9, 2022

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We further note that the representations, warranties and covenants made by us in any document that is filed as an exhibit to the registration statement of which this prospectus is a part and in any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this statistical, market and other industry data and forecasts from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

Unless the context otherwise requires, the terms “AVCT,” the “Company,” “we,” “us,” “our” and similar terms used in this prospectus refer to American Virtual Cloud Technologies, Inc.

i

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may contain forward looking statements that involve risks and uncertainties.  All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference herein, including statements regarding future events, our future financial performance, business strategy, and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus and the documents incorporated by reference herein, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a highly regulated and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations, and financial needs. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed below and under the heading “Risk Factors” and those discussed in other documents we file with the Securities and Exchange Commission, or SEC. The following discussion should be read in conjunction with the financial statements for the fiscal years ended December 31, 2020 and 2019 and notes incorporated by reference therein. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statement.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

Any forward-looking statement you read in this prospectus or any document incorporated by reference reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K and 10-K filed with the SEC. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in our Company.  You should carefully read the entire prospectus, including all documents incorporated by reference herein. In particular, attention should be directed to our “Risk Factors,” “Information With Respect to the Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto contained herein or otherwise incorporated by reference hereto, before making an investment decision.

Overview

We were incorporated, in Delaware, as Pensare Acquisition Corp, a special purpose acquisition company (“SPAC”) on April 7, 2016 for the purpose of entering into one or more mergers, share exchanges, asset acquisitions, stock purchases, recapitalizations, reorganizations or other similar business combinations with one or more target businesses.

On April 7, 2020, we consummated a business combination transaction (the “Computex Business Combination”) in which we acquired Stratos Management Systems, Inc. (“Computex”), a private operating company that does business as Computex Technology Solutions. The Computex Business Combination was consummated pursuant to the terms of an amended agreement originally entered into on July 25, 2019. In connection with the closing of the Computex Business Combination, the Company changed its name to American Virtual Cloud Technologies, Inc.

On December 1, 2020, we acquired the Kandy Communications business (hereafter referred to as “Kandy” or “Kandy Communications”) from Ribbon Communications, Inc. and certain of its affiliates (“Ribbon”), by acquiring certain assets, assuming certain liabilities and acquiring all of the outstanding membership interests of Kandy Communications LLC.

Recent Developments

On September 16, 2021, we issued a press release announcing that as a result of the decision by the Company’s Board of Directors (the “Board”) to explore strategic alternatives announced April 7, 2021, the Board had authorized the Company to focus its strategy on acquisitions and organic growth in its cloud technologies business as well as to explore strategic opportunities for its IT solutions business, including the planned divestiture of Computex Technology Group (Computex). The Company further announced that the process that was established upon receipt of the Company’s previously announced non-binding proposal did not result in the submission of a definitive offer, and that it had completed the conversion of $133.9 million of outstanding debentures into 38.8 million common shares which had been registered for resale.

On January 26, 2022, we and certain of our subsidiaries (the “Companies”) entered into an Asset Purchase Agreement with Calian Corp. (the “Buyer”), pursuant to which the Companies agreed to sell substantially all of the assets that constitute the Computex business, to the Buyer, in consideration for a purchase price of $30 million in cash, subject to certain adjustments, and the assumption by the Buyer of certain liabilities relating to the assets to be purchased. Consummation of the transactions contemplated by such Asset Purchase Agreement is subject to the approval of our stockholders, as well as satisfaction of certain other customary closing conditions.

On November 5, 2021, we consummated (the “Closing”) the transactions contemplated by the securities purchase agreement, dated as of November 2, 2021 (the “Purchase Agreement”), between the Company and the buyer set forth on the signature page thereto (the “Buyer”).

At the Closing, the Company issued to the Buyer, in addition to 2,500,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), (i) a warrant to purchase up to 5,000,000 shares of Common Stock, as described below (the “Series A Warrant”) and (ii) a warrant to purchase up to 2,500,000 shares of Common Stock (the “Series B Warrant” and, collectively with the Series A Warrant, the “Warrants”). The Series A Warrant and the Series B Warrant each was, at the time, immediately exercisable at an initial exercise price of $2.00 per share, subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for, Common Stock at a price below the then-applicable exercise price (subject to certain exceptions). The Series A Warrant and Series B Warrant will expire on November 5, 2026 and November 5, 2023, respectively. Commencing on November 15, 2021, the Company will have the right to force the Buyer to exercise the Series B Warrant in the event shares of Common Stock trade at or above $2.40 per share for a period of five consecutive trading days, subject to certain conditions, including equity conditions. Initially, the Series A Warrant was only exercisable for 2,500,000 shares of Common Stock, but upon any exercise of the Series B Warrant, the number of shares issuable upon exercise of the Series A Warrant increased by the number of shares of Common Stock issued upon exercise of the Series B Warrant.

Also at the Closing, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Buyer. Pursuant to the terms of the Registration Rights Agreement, the Company agreed to prepare and file with the SEC within 30 days following the Closing a registration statement covering the resale of the shares of Common Stock issuable upon exercise of the Series A Warrant, and to use reasonable best efforts to cause such registration statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as soon as practicable. If the registration statement was not filed within 30 days after the Closing or was not declared effective by the applicable deadline set forth in the Registration Rights Agreement, or under certain other circumstances described in the Registration Rights Agreement, then the Company would be obligated to pay to the Buyer an amount in cash equal to 1% of the Buyer’s “Effective Purchase Price” (as defined in the Registration Rights Agreement) until the applicable event giving rise to such payments was cured, subject to a cap of 10% of the Buyer’s Effective Purchase Price. The Registration Rights Agreement also provides that the Company is obligated to file additional registration statements under certain circumstances, and provides the Buyer with customary “piggyback” registration rights.

On December 2, 2021, the Company entered into a Credit Agreement (the “Credit Agreement”) with Monroe Capital Management Advisors, LLC (“Administrative Agent”) and the lenders party thereto. The Credit Agreement provides for a $27,000,000 term loan facility (the “Credit Facility”), which matures on the earliest of (i) December 2, 2022, (ii) termination of Term Loan Commitments (as defined in the Credit Agreement”) and (iii) the date on which the Company consummates a sale of Computex. The Company is required to comply with terms, conditions and timeframes set forth in specified sale milestones for its consummation of the sale of Computex. The Company is required to use the proceeds of the term loans solely to repay debt under that certain credit agreement, dated as of December 18, 2017 (as amended, the “Prior Credit Agreement”), by and among Stratos Management Systems, Inc. (f/k/a Tango Merger Sub Corp.), the Company, certain domestic subsidiaries of the Company and Comerica Bank, as lender, for working capital purposes, and for other general business purposes.

In connection with the closing of the Credit Facility and pursuant to a subscription agreement, the Company issued to certain funds affiliated with Monroe Capital (the “Holders”) warrants to purchase, in the aggregate, up to 2,508,352 shares of Common Stock (the “Monroe Warrants”). The number of shares of Common Stock issuable upon exercise of the Monroe Warrants is subject to, in addition to customary adjustments for stock dividends, stock splits, reclassifications and the like, adjustment for certain issuances (or deemed issuances) of common stock at a price per share below $1.564 while the Monroe Warrants are outstanding, such that the Monroe Warrants will remain exercisable for, in the aggregate, approximately 2.5% of the total number of shares of Common Stock outstanding, calculated on a fully-diluted basis. As a result of the adjustment provisions described in the immediately preceding sentence, the Monroe Warrants are currently exercisable for an aggregate of up to 2,519,089 shares of Common Stock. The Monroe Warrants were, at that time, immediately exercisable and will expire on January 31, 2029.

Also in connection with the closing of the Credit Facility and the issuance of the Monroe Warrants, the Company entered into a registration rights agreement (the “Monroe Registration Rights Agreement”) with the Holders. Pursuant to the terms of the Monroe Registration Rights Agreement, the Company agreed to prepare and file with the SEC on the 61st day following the closing of the Credit Facility the registration statement of which this prospectus forms a part, covering the resale of the shares of Common Stock issuable upon exercise of the Monroe Warrants (the “Monroe Registrable Securities”), and to use reasonable best efforts to cause such registration statement to be declared effective under the Securities Act, as soon as practicable but no later than the Initial Effectiveness Deadline (as defined therein). If the registration statement is not declared effective by the applicable deadline set forth in the Monroe Registration Rights Agreement, or under certain other circumstances described in the Monroe Registration Rights Agreement, then the Company shall be obligated to pay to each Holder an amount in cash equal to 1% of such Holder’s original purchase price until the applicable event giving rise to such payments is cured, subject to a cap of 10% of such Holder’s initial purchase price. The Monroe Registration Rights Agreement also provides that the Company is obligated to file additional registration statements under certain circumstances.

Also on December 2, 2021, in connection with the closing of the Credit Facility, the Company entered into an amendment and waiver (the “Amendment”) with the Buyer under the Purchase Agreement. Pursuant to the Amendment, the Buyer waived certain of its rights under the Purchase Agreement related to the issuance of the Monroe Warrants (and any underlying shares of Common Stock), including standstill and preemptive rights under the Purchase Agreement. The Buyer also agreed that the issuance of shares of Common Stock pursuant to the Monroe Warrants, subject to a cap of 5,016,704 shares (subject to adjustment for stock splits and similar events), would not result in any adjustment to the exercise price of the Series A Warrant and Series B Warrant (except as set forth in the following sentence). Also pursuant to the Amendment, the Company lowered the per share exercise price of the Series A Warrant and Series B Warrant from $2.00 to $1.50, which resulted in an adjustment in the number of shares of Common Stock then issuable upon exercise of each of the Series A Warrant and Series B Warrant from 2,500,000 to 3,333,334. In consideration of the waivers by the Buyer in the Amendment, on December 2, 2021 the Company issued to the Buyer a warrant to purchase up to 1,500,000 shares of Common Stock, at an exercise price of $0.0001 per share (the “Series C Warrant”). The Series C Warrant was immediately exercisable, and was subsequently exercised in full.

On December 15, 2021, the Company consummated (the “December Closing”) the transactions contemplated by the securities purchase agreement, dated as of December 13, 2021 (the “December Purchase Agreement”), between the Company and the Buyer.

At the December Closing, the Company issued to the Buyer (i) a warrant (the “Series D Warrant”) to purchase up to 15,625,000 shares of Common Stock, in a private placement (the “Private Placement”); and (ii) an aggregate of 7,840,000 shares of Common Stock (the “Common Shares”), and 12,456 shares (the “Preferred Shares”) of the Company’s newly-designated Series A convertible preferred stock (the “Series A Preferred”) with a stated value of $1,000 per share, initially convertible into 7,785,000 shares of Common Stock at a conversion price of $1.60 per share, in a registered direct offering (the “Public Offering”). The aggregate purchase price paid by the Buyer at the December Closing for the Common Shares, the Preferred Shares and the Series D Warrant was $25,000,000.

The Series D Warrant has an exercise price of $2.00 per share, subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for, Common Stock at a price below the then-applicable exercise price (subject to certain exceptions). The Series D Warrant is immediately exercisable, and will expire on December 15, 2026. The Company will have the right to force the Buyer to exercise the Series D Warrant in the event the volume weighted average closing price of the Common Stock is at or above $5.00 per share for a period of three consecutive trading days, subject to certain conditions, including equity conditions.

The Series A Preferred was convertible into Common Stock at the election of the holder at any time at an initial conversion price of $1.60 (the “Conversion Price”). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for, Common Stock at a price below the then-applicable Conversion Price (subject to certain exceptions). No dividends will be payable on the Series A Preferred, except that holders of Series A Preferred would be entitled to receive any dividends paid on account of the Common Stock, on an as-converted basis. The holders of Series A Preferred have no voting rights on account of the Series A Preferred, other than with respect to certain matters affecting the rights of the Series A Preferred.

Also at the December Closing, the Company entered into a registration rights agreement (the “December Registration Rights Agreement”) with the Buyer. Pursuant to the terms of the December Registration Rights Agreement, the Company agreed to prepare and file with the SEC within 30 days following the December Closing a registration statement covering the resale of the shares of Common Stock issuable upon exercise of the Series D Warrants, and to use reasonable best efforts to cause such registration statement to be declared effective under the Securities Act as soon as practicable. If the registration statement is not filed within 30 days after the December Closing or is not declared effective by the applicable deadline set forth in the December Registration Rights Agreement, or under certain other circumstances described in the December Registration Rights Agreement, then the Company was obligated to pay to the Buyer an amount in cash equal to 1% of the Buyer’s “Effective Purchase Price” (as defined in the December Registration Rights Agreement) until the applicable event giving rise to such payments was cured, subject to a cap of 10% of the Buyer’s Effective Purchase Price. The December Registration Rights Agreement also provides that the Company is obligated to file additional registration statements under certain circumstances, and provides the Buyer with customary “piggyback” registration rights.

On December 28, 2021, the Company entered into a waiver (the “Waiver”) with the Buyer. Pursuant to the terms of the Waiver, the Buyer waived any downward adjustment to the exercise price, and any corresponding increase in the number of shares of Common Stock issuable upon exercise, of the Series A Warrant and the Series B Warrant, to the extent such adjustments would otherwise arise from any issuances of securities to the Buyer pursuant to the December Purchase Agreement. In addition, the Buyer waived, until the close of business on December 29, 2021, the Company’s obligation to file an additional registration statement with respect to certain securities held by the Buyer by the date set forth in the Registration Rights Agreement. Also pursuant to the Waiver, the Buyer agreed to exercise 700,000 shares of Common Stock underlying the Series B Warrant, for an aggregate exercise price of $1,050,000, the Company agreed to pay the Buyer a waiver fee of $2,000,000 (against which the exercise price of the Series B Warrant was offset), and the Company and the Buyer agreed to execute and deliver a side letter (the “Exchange Cap Side Letter”), confirming that the Company will not issue shares of its Common Stock upon exercise of the Series A Warrant, Series B Warrant and the Series C Warrant if such issuance, together with any other shares issued pursuant to the Purchase Agreement or any such warrants, would exceed 19.99% of the number of shares of Common Stock outstanding immediately prior to the Purchase Agreement, subject to certain exceptions, including receipt of the approval of the Company’s stockholders contemplated by the Amendment. The Exchange Cap Side Letter also provides for certain potential penalty payments by the Company to the Buyer if such stockholder approval has not been obtained by March 31, 2022.

Effective as of January 6, 2022, the Board increased the size of the Board to eleven members, and appointed Michael Tessler to fill the newly-created vacancy on the Board. The Board also elected Mr. Tessler as non-executive Chairman of the Board, replacing Lawrence E. Mock, Jr. in that role.

Principal Offices

Our principal executive offices are located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309, and the telephone number is (404) 239-2863. Information about us is available on our website https://www.avctechnologies.com/. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus and is not incorporated in any manner into this prospectus.

The Offering

The selling stockholders named in this prospectus may offer and sell up to an aggregate of 3,778,635 shares of Common Stock, representing 150% of the maximum number of shares of Common Stock initially issuable upon exercise of the Monroe Warrants (without taking into account any limitations on the exercise of the Monroe Warrants set forth in the Monroe Warrants).

Our Common Stock is currently listed on Nasdaq under the symbol “AVCT.” We will not receive any of the proceeds of sales by the selling stockholders of any of the shares covered by this prospectus.

When we refer to the “selling stockholders” in this prospectus, we are referring to the holders of the foregoing securities, and their transferees, pledgees or donees, or their respective successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

THE OFFERING

Common stock offered by the selling stockholders herein:	3,778,635 shares

Common stock outstanding:	89,007,439 shares

Use of Proceeds:	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

The Offering Price:	The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

The Nasdaq Capital Market Symbol:	AVCT

Risk Factors:	An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we indicate otherwise, all information in this prospectus is based on 89,007,439 shares of Common Stock outstanding as of January 31, 2022, and excludes, as of that date:

●	Approximately 5,510,675 shares of our common stock issuable upon the exercise of outstanding penny warrants;

●	Approximately 26,712,500 shares of our common stock issuable upon the exercise of outstanding warrants with an exercise price of $11.50 per share;

●	6,666,666 shares of our common stock underlying Series A Warrant with an exercise price of $1.50 per share;

●	2,519,089 shares of our common stock underlying warrants issued on December 2, 2021 to certain funds affiliated with Monroe Capital with an exercise price of $0.0001 per share;

●	15,625,000 shares of our common stock underlying the Series D Warrant with an exercise price of $2.00 per share; and

●	Approximately 3,695,000 shares of our common stock issuable upon the vesting of restricted stock units.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

The holders of the Monroe Warrants are not obligated to exercise the Monroe Warrants, and we cannot predict whether the holders of the Monroe Warrants will choose to exercise the Monroe Warrants. In light of the exercise price of the Monroe Warrants of $0.0001 per share, any proceeds we may receive upon the exercise of the Monroe Warrants would be nominal.

DETERMINATION OF OFFERING PRICE

The selling stockholders will offer common stock at the prevailing market prices or a privately negotiated price as it may determine from time to time.

The offering price of our common stock to be sold by the selling stockholder does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

In addition, there is no assurance that our common stock will trade at market prices in excess of the offering price as prices for common stock in any public market will be determined in the marketplace and may be influenced by many factors, including the liquidity of our common stock.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the selling stockholders are those issuable to the selling stockholders upon exercise of the Monroe Warrants. For additional information regarding the issuance of those warrants, see “Recent Developments” above. We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the Monroe Warrants and being party to the Credit Agreement as lenders, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the common stock and the warrants, as of January 31, 2022, assuming exercise of all warrants held by the selling stockholders on that date, without regard to any limitations on exercise set forth therein.

The third column lists the shares of Common Stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of the Monroe Registration Rights Agreement, this prospectus generally covers the resale of 150% of the maximum number of shares of Common Stock issued or issuable upon exercise of the Monroe Warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the number of shares of Common Stock issuable upon exercise of the Monroe Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Monroe Warrants, a selling stockholder may not exercise the Monroe Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of our common stock which would exceed 4.99% of our then outstanding shares of Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of the Monroe Warrants which have not been exercised. The number of shares in the second column does not reflect these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholders	Shares Beneficially Owned Prior to the Offering(1)		Maximum Number of Shares Being Offered Pursuant to this Prospectus		Shares Beneficially Owned After Offering
	Number				Number	Percent
Entities managed by Monroe Capital Management Advisors(2)	2,519,089	(3)	3,778,635	(4)	0	-

(1)	Applicable percentage ownership is based on 89,007,439 shares of our common stock outstanding as of January 31, 2022 and based on 92,786,074 shares of our common stock outstanding after the offering.

(2)	Monroe Capital Management Advisors LLC acts as the investment manager of Monroe Capital Income Plus Corporation, Monroe Capital Private Credit Master Fund IV SCSp, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp, Monroe Private Credit Fund A LP, Monroe Capital Private Credit Fund 559 LP and Monroe Capital Opportunistic Private Credit Master Fund SCSp, which hold the Monroe Warrants. Theodore Koenig serves as the Chief Executive Officer of Monroe Capital Management Advisors LLC. The Selling Stockholder’s address is c/o Monroe Capital LLC, 311 S. Wacker Drive, 64th Floor, Chicago, IL 60606.

(3)	Represents (i) 503,818 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Income Plus Corporation, (ii) 303,298 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Private Credit Master Fund IV SCSp, (iii) 205,306 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp, (iv) 401,291 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Private Credit Fund A LP, (v) 195,985 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Private Credit Fund 559 LP and (vi) 909,391 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Opportunistic Private Credit Master Fund SCSp.

(4)	Represents (i) 150% of the 503,818 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Income Plus Corporation, (ii) 150% of the 303,298 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Private Credit Master Fund IV SCSp, (iii) 150% of the 205,306 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp, (iv) 150% of the 401,291 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Private Credit Fund A LP, (v) 150% of the 195,985 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Private Credit Fund 559 LP and (vi) 150% of the 909,391 shares of Common Stock issuable upon exercise of the Monroe Warrants held by Monroe Capital Opportunistic Private Credit Master Fund SCSp.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issuable upon exercise of the Monroe Warrants to permit the resale of these shares of Common Stock by the holders of the Monroe Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	sales pursuant to Rule 144;

●	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

In addition, a selling stockholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Monroe Warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the 1933 Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the 1933 Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the 1933 Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the 1934 Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the Monroe Registration Rights Agreement, estimated to be $413.33 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the 1933 Act, in accordance with the Monroe Registration Rights Agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the 1933 Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the Monroe Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 505,000,000, of which 500,000,000 shares shall be Common Stock of the par value of $0.0001 per share and 5,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share.

Common Stock

Holders of Common Stock are entitled to one vote per share. AVCT’s certificate of incorporation, as amended and restated, does not provide for cumulative voting. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share ratably in all of AVCT’s assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Transfer Agent and Registrar for Common Stock

The current transfer agent and registrar for AVCT is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, NY 10004.

Listing

AVCT Common Stock is listed on Nasdaq under the symbol “AVCT”.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, or Delaware law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. We maintain policies insuring our officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Our certificate of incorporation and bylaws require us to indemnify our directors to the fullest extent permitted under Delaware law or any other applicable law in effect, but if such statute or law is amended, we may change the standard of indemnification only to the extent that such amended statute or law permits us to provide broader indemnification rights to our directors. We must indemnify such officers and employees in the same manner and to the same extent that we are required to indemnify our directors under our certificate of incorporation and bylaws. Our certificate of incorporation limits the personal liability of a director to us or our stockholders to damages for breach of the director’s fiduciary duty. Pursuant to indemnification agreements we entered into with each of our directors, we are further required to indemnify our directors to the fullest extent permitted under Delaware law and our bylaws; provided that each such director shall enjoy the greater of (i) the advancement and indemnification rights permitted under our certificate of incorporation and bylaws for directors and officers as of the date of such indemnification agreement or (ii) the benefits so afforded by amendments thereto.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the securities offered by this prospectus were passed upon for us by Greenberg Traurig, LLP.

EXPERTS

The consolidated financial statements of AVCT as of December 31, 2020, and for each of the periods in the two-year period ended December 31, 2020, have been incorporated by reference herein in reliance upon the report of UHY LLP (“UHY”), an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are “incorporating by reference” in this prospectus certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.  We have filed or may file the following documents with the SEC and they are incorporated herein by reference as of their respective dates of filing.

1. our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, filed with the SEC on May 14, 2021;

2. our Quarterly Report on Form 10-Q for the nine months ended September 30, 2021, filed with the SEC on November 12, 2021;

3. our Current Reports on Form 8-K filed with the SEC on January 21, 2021; January 27, 2021; February 12, 2021; March 5, 2021; April 7, 2021; April 9, 2021; May 12, 2021; June 25, 2021; July 22, 2021; September 3, 2021; September 17, 2021; October 6, 2021; November 3, 2021; November 8, 2021; December 3, 2021; December 7, 2021; December 9, 2021; December 13, 2021; December 16, 2021; December 29, 2021; January 10, 2022 and February 1, 2022.

4. the description of our Common Stock set forth in the registration statement on Form 8-A registering our Common Stock under Section 12 of the Exchange Act, which was filed with the SEC on July 26, 2017, including any amendments or reports filed for purposes of updating such description.

All documents that we filed with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. None of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K or any corresponding information, either furnished under Item 9.01 or included as an exhibit therein, that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus, except as otherwise expressly set forth in the relevant document. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost (other than exhibits, unless such exhibits are specifically incorporate by reference), by contacting our Controller, at American Virtual Cloud Technologies, Inc., 1720 Peachtree Street, Suite 629, Atlanta, GA 30309, or by telephone at (404) 239-2863. Information about us is also available at our website at www.avctechnologies.com. However, the information in our website is not a part of this prospectus and is not incorporated by reference.

American Virtual Cloud Technologies, Inc.

3,778,635 Shares of Common Stock

PROSPECTUS